LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2020	rlipsher@luselaw.com

March 28, 2014

Perry Hindin, Esq.

Special Counsel
Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Harvard Illinois Bancorp, Inc.; File No. 000-53935 Response to SEC Comments

Dear Mr. Hindin:

On behalf of Harvard Illinois Bancorp, Inc. (the “Company”), we are responding to your letter dated March 26, 2014, regarding the preliminary proxy materials filed by the Company on March 20, 2014. Set forth below are the comments set forth in your March 26 letter, followed by the Company’s responses to the comments.

Proxy Statement

Solicitation of Proxies; Expenses, page 2

1.

Disclosure indicates that the Company may solicit proxies by mail, personally, by telephone, by press release, by facsimile transmission or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

We acknowledge and confirm the Company’s obligation to comply with Rule 14a-6(b) and (c) with respect to all written soliciting materials.

LUSE GORMAN POMERENK & SCHICK

               A PROFESSIONAL CORPORATION

Perry Hindin, Esq.

March 28, 2014

Proposal I – Election of Directors, page 5

2.

Please revise the disclosure to describe more specifically the principal occupations and employment during the past five years of Messrs. Rebhorn, Feeney, Schack and Garrels. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

Response:

The requested disclosure clarifying the principal occupation and employment of Messrs. Rebhorn, Feeney, Schack and Garrels has been provided on page 6 of the preliminary proxy statement.

Attendance at Annual Meetings of Stockholders, page 14

3.	Please disclose the number of board members who attended the prior year’s annual meeting. Please refer to Item 7(d) of Schedule 14A and Item 401(b)(2) of Regulation S-K.

Response:

The requested disclosure regarding attendance of the board members at the Company’s prior annual meeting of stockholders has been provided on page 14 of the preliminary proxy statement.

Proxy Card

4.

The meeting is currently scheduled for 8 a.m. on May 22, 2014. However, the proxy card states that telephone and internet voting facilities will close at 11:59 p.m. Eastern Time on May 22, 2014. It appears that the telephone and internet voting facilities will remain open after the annual meeting. Please revise accordingly.

Response:

The Company has revised the proxy card to clarify the deadline for telephone and internet voting.

*     *     *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

LUSE GORMAN POMERENK & SCHICK

               A PROFESSIONAL CORPORATION

Perry Hindin, Esq.

March 28, 2014

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s revised preliminary proxy material is being filed via the EDGAR system. The Company intends to mail its definitive proxy materials early next week, and we therefore request that the staff advise us as soon as possible if there are further comments.

If you have any questions or if you require any additional information, please feel free to call the undersigned at (202) 274-2020, or Kip Weissman of this firm at (202) 274-2029.

Sincerely,

/s/ Robert Lipsher

Robert Lipsher

cc:	Mr. Duffield J. Seyller, III
Mr. Donn L. Claussen
Kip A. Weissman, Esq.